Exhibit 2.6
PURCHASE AGENT AGREEMENT
March 12, 2014
Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom
Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom
Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom
J.P. Morgan Securities PLC
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom
(each a “Purchase Agent”, and together the “Purchase Agents”)

Ladies and Gentlemen:
QIAGEN Euro Finance (Luxembourg) S.A., a Luxembourg corporation (the “Purchaser”) and a wholly-owned subsidiary of QIAGEN N.V., a Dutch corporation (the “Company”), intends to invite holders of its outstanding U.S.$300,000,000 3.25% Senior Convertible Notes due 2026 (ISIN: XS0254367179) (the “2026 Notes”) that are eligible to participate in the Invitation (as defined below) pursuant to the Invitation to Sell Term Sheet (the “Invited Holders”) to sell their 2026 Notes (the “Invitation”).
The Purchaser has caused to be prepared and furnished to the Purchase Agents prior to the date hereof an “Invitation to Sell” term sheet, dated March 12, 2014 (the “Invitation to Sell Term Sheet”), substantially in the form of Exhibit A, for use in connection with the Invitation. The Company additionally (i) has issued a press release on the date hereof announcing the Invitation (the “Launch Release”) and (ii) intends to issue a press release on the date hereof announcing the expiry, and the preliminary results, of the Invitation (the “Pricing Release”). The Invitation to Sell Term Sheet, the Launch Release and the Pricing Release, and any other press releases or announcements to be made by or on behalf of the Company in relation to, as well as other written material expressly approved by the Company for use in connection with, the Invitation, are referred to herein collectively as the “Invitation Materials.”
1.Appointment. (a) Each Purchase Agent is hereby appointed to act as an agent for the Purchaser in connection with the Invitation, and is authorized to act on the Purchaser’ behalf in accordance with this agreement (the “Agreement”). In that capacity, each Purchase Agent agrees (i) in accordance with its customary practice, to use commercially reasonable efforts to identify Invited Holders and to present the Invitation to them on behalf of the Purchaser (including by making electronic copies of the Invitation to Sell Term Sheet available to Invited Holders); (ii) to assist the Purchaser in determining the applicable purchase consideration to Invited Holders accepting the Invitation; (iii) provide assistance as and when reasonably requested by the Purchaser in relation to any decision to extend, re-open, amend, waive any condition of or terminate the Invitation; and (iv) to provide such other assistance and undertake such other duties in connection with the Invitation as are customary for comparable transactions and that have been agreed between the Purchaser and the Purchase Agents (but subject in all cases to compliance with applicable laws).
(b)The Invitation to Sell Term Sheet has been approved by the Purchaser for use by the Purchase Agents in connection with the Invitation (but subject in all cases to compliance with applicable laws). The Purchase Agents are authorized to use copies of the Invitation to Sell Term Sheet in accordance with the terms and conditions of this Agreement without assuming any responsibility for independent investigation or verification on their part.
(c)    In acting under this Agreement and in connection with the Invitation, the Purchase Agents shall act solely as agents of the Purchaser and will not assume any obligations towards, or relationship of agency or trust for or with, the holders of the 2026 Notes or any other person.
(d)    Each Purchase Agent may, in its sole discretion, continue to own or dispose of, in any manner it may elect, any 2026 Notes it may at the date of this Agreement hold or thereafter acquire for its own account or the account of others (but subject in all cases to compliance with applicable laws) and, in particular, no Purchase Agent has an obligation to the Purchaser or the Company pursuant to this Agreement, or otherwise, to accept or not accept the Invitation in respect of any 2026 Notes beneficially owned by it.
2.    Representation and warranties of the Purchaser and the Company. Each of the Purchaser and the Company, acting jointly and severally, represents and warrants to, and/or, as applicable, agrees with, each Purchase Agent, that as of the date hereof and at all times from the date hereof until the Settlement Date (as defined below):

(a)    the Company has made public all information required to be made public by applicable law and regulation;
(b)    the Company is the beneficial owner of the entire issued share capital of the Purchaser;
(c)    each of the Purchaser and the Company has or will have arranged that sufficient funds are available to enable it to make full payment for the 2026 Notes validly purchased pursuant to the Invitation to Deutsche Bank AG, London Branch, in its capacity as settlement agent (in such capacity, the “Settlement Agent”), for settlement with accepting Invited Holders (or to such other account or accounts for such settlement as the Purchase Agents may specify); and that each such 2026 Note purchased will be cancelled and retired upon its delivery to the Purchaser;
(d)    it has been duly incorporated and is validly existing, and is, in case of the Purchaser, in good standing, under the laws of its jurisdiction of incorporation; it and each of its subsidiaries has power and authority (corporate or other) to own, lease and operate its properties and conduct its business, and has been duly qualified as a foreign corporation for the transaction of business, if required, and is, where appropriate, in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, other than where the failure to have such power or be so qualified or, where appropriate, in good standing would not have a material adverse effect on the making of the Invitation, the purchase of 2026 Notes (or the making of payment for such purchased 2026 Notes) pursuant to the Invitation or the performance of or compliance with this Agreement or the Invitation Materials or the consummation of any of the transactions contemplated hereby or thereby (a “Material Adverse Effect”);
(e)    it has the requisite power and authority (corporate and otherwise) and it has taken all necessary action (corporate or otherwise, including, without limitation, the obtaining of any consent or licence or the making of any filing or registration) or thing required to be taken, fulfilled or done to authorize the making of the Invitation, the purchase of 2026 Notes (and the making of payment for such purchased 2026 Notes) pursuant to the Invitation and the performance of or compliance with this Agreement or the Invitation Materials and the consummation of any of the transactions contemplated hereby or thereby; this Agreement has been duly authorized, executed and delivered by it and constitutes its valid and legally binding agreement, enforceable in accordance with its terms;
(f)    the making of the Invitation, the purchase of 2026 Notes (and the making of payment for such purchased 2026 Notes) pursuant to the Invitation and the performance of or compliance with this Agreement or the Invitation Materials and the consummation of any of the transactions contemplated hereby or thereby will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or to which any of its or any of its subsidiaries’ property or assets is subject, (ii) result in any violation of the provisions of its or any of its subsidiaries’ articles of association or other constituent documents or (iii)

result in any violation of any applicable law, regulation, statute or any order, rule or regulation of any court, central bank, stock exchange or governmental agency or body (“Governmental Agency”) having jurisdiction over it or any of its subsidiaries or any of their properties, except in relation to subsections (i) and (iii) as would not have a Material Adverse Effect;
(g)    no event has occurred or circumstance arisen which would constitute an Event of Default (as defined in the terms and conditions of the 2026 Notes) under the 2026 Notes or which, with the giving of notice or the lapse of time or other condition would constitute an Event of Default thereunder;
(h)    neither the Company nor any of its subsidiaries is aware of any fact or circumstance (other than as envisaged by, and disclosed in, the Invitation Materials) which, if made public, might reasonably be expected to have a significant effect on the price or value of the 2026 Notes;
(i)    the Invitation Materials are true and accurate in all material respects and include a fair and accurate summary of the terms of the Invitation; and all expressions of opinion, intention or expectation contained in such documents are truly and honestly held and have been made on reasonable grounds after due and careful consideration and enquiry;
(j)    neither the Company nor any of its subsidiaries has taken, directly or indirectly, any action which was designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of 2026 Notes, or which might be in violation of Directive 2003/6/EC or any legislation passed thereunder;
(k)    there are no legal or governmental proceedings or, to the Company’s knowledge, investigations pending to which it or any of its subsidiaries is a party or of which any of its or and of its subsidiaries’ property is the subject which, if determined adversely to it or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect; and, to the best of its knowledge, no such proceedings are threatened or contemplated by Governmental Authorities or threatened by others;
(l)    neither it nor any of its subsidiaries is in violation of its articles of association or other constituent documents or in default in the performance or observance of any obligation, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound except where such default or non-observance would not, individually or in the aggregate, have a Material Adverse Effect;
(m)    neither it nor any of its affiliates has paid or agreed to pay to any person any compensation for the solicitation of acceptances from Invited Holders pursuant to either of the Invitations (except pursuant to the Invitation);
(n)    neither it nor any of its affiliates has taken, directly or indirectly, any action designed to cause or to result in, or that has constituted or that might reasonably be expected to constitute, the stabilization or manipulation of the price of any security to facilitate the Invitation or to encourage Invited Holders to tender the 2026 Notes pursuant to the Invitation; and
(o)    no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Purchase Agents to The Netherlands, Luxembourg or any political subdivision or taxing authority thereof or therein in connection with the making of the Invitation, the purchase of 2026 Notes (and the making of payment for such purchased 2026 Notes) pursuant to the Invitation and the entry into, performance of or compliance with this Agreement or the Invitation Materials and the consummation of any of the transactions contemplated hereby or thereby (other than any income tax that may be levied on the income of any Purchase Agent if the income of such Purchase Agent is subject to Dutch or Luxembourg tax and the withholding, if any, with respect to such income).
3.    Conditions to the obligations of the Purchase Agents. Each Purchase Agent’s obligation to act as a Purchase Agent with respect to the Invitation shall at all times be subject to the conditions that:
(a)    all statements by the Purchaser and the Company contained herein (including but not limited to the representations, warranties and undertakings) are now, and at all times during the period of the Invitation shall be true and correct, it being understood that each of the Purchase Agent’s agreeing to act, or continuing to act, as Purchase Agent at a time when it knows or should know that any such statement is or may be untrue or incorrect in a material respect shall be without prejudice to its right subsequently to cease so to act by reason of such untruth or incorrectness;
(b)    the Invitation Materials are not amended or supplemented without the consent of the Purchase Agents;
(c)    the Purchaser and the Company at all times during the period of the Invitation shall have performed all of their obligations hereunder and thereunder theretofore required to have been performed;
(d)    no stop order or restraining order shall have been issued and no litigation shall have been commenced or threatened with respect to the Invitation or with respect to any of the transactions in connection with, or contemplated by, the Invitation, the Invitation Materials or this Agreement before any agency, court or other governmental body of any jurisdiction which you, in good faith after consultation with us, believe renders it inadvisable for you to continue to act hereunder; and
(e)    the Purchaser shall have furnished to the Purchase Agents the opinions of , (i) De Brauw Blackstone Westbroek, as Dutch counsel to the Company, to the effect and dated as set out in Annex I; (ii) Elvinger, Hoss & Prussen, as Luxembourg counsel for the Purchaser to the effect and dated as set out in Annex II and (iii) Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., U.S. counsel for the Company and the Purchaser, to the effect and dated as set out in Annex

III, on (i) the launch date of the Invitation and (ii) the date or dates on which the 2026 Notes are purchased by or on behalf of the Purchaser pursuant thereto; and
(f)    the Purchaser and the Company shall have furnished to the Purchase Agents such information, certificates or other documents, in addition to those specifically mentioned herein, as the Purchase Agents shall have reasonably requested.
4.    Purchased 2026 Notes settlement. On or before the Settlement Date, the Purchaser will pay, or procure that there is paid (and the Company will procure that the Purchaser so pays or procures), to the account of the Settlement Agent (or to such other account or accounts for such settlement as the Purchase Agents may specify) in immediately available funds, the aggregate amount payable for 2026 Notes validly purchased pursuant to the Invitation for settlement with such Invited Holders. The Settlement Agent will not be bound to make any payments to Invited Holders unless and until the aggregate amount payable and the fees and expenses of the Purchase Agents shall have been paid to, and identified as received by, the Purchase Agents. As used in this Agreement, “Settlement Date” means March 19, 2014, subject to the right of the Purchaser to extend, re-open, amend, and/or terminate the Invitation.
5.    Indemnification and contribution. In connection with the engagement of the Purchase Agents to assist the Purchaser as described in this Agreement, including modifications or future additions to such engagement and related activities prior to the date of the Agreement (the “engagement”), each of the Purchaser and the Company, acting jointly and severally, agrees that it will indemnify and hold harmless each Purchase Agent and its affiliates and their respective directors, officers, agents and employees and each other person controlling such Purchase Agent or any of its affiliates (each, an “indemnified party”), to the full extent lawful, from and against any losses, expenses, claims or proceedings including shareholder actions (collectively, “losses”) (i) related to or arising out of (A) the contents of the Invitation Materials, (B) any withdrawal, termination or cancellation by the Purchaser of, or failure by the Purchaser to, make or consummate the Invitation or the transactions contemplated thereby or (C) any other action or failure to act by any Purchase Agent, its respective affiliates and employees or other agents or by such Purchase Agent or any indemnified party in accordance with and at the request, or with the consent, of the Purchaser or the Company or (ii) otherwise related to or arising out of the engagement or any transaction or conduct in connection therewith, including, without limitation, related services and activities prior to the date of this Agreement, and reimburse such indemnified parties for any and all expenses (including, without limitation, reasonable fees and disbursements of counsel and other out-of-pocket expenses) as they are incurred in connection with investigating, responding to or defending any of the foregoing, except that this section 5 shall not apply with respect to any losses to the extent such losses are finally judicially determined to have resulted solely from the gross negligence or willful misconduct of such indemnified party (“uncovered losses”). Each of the Purchaser and the Company further agrees that no indemnified party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to either the Purchaser or the Company or any of their affiliates, creditors or security holders for or in connection with the engagement or any actual or proposed transactions or other conduct in connection therewith except in the case of each Purchase Agent for losses incurred by either the Purchaser or the Company to the extent such losses are finally judicially determined to have resulted solely from the gross negligence or willful misconduct of such Purchase Agent or its or its affiliates, directors, officers, agents, employees and controlling persons.
In the event that the foregoing indemnity is unavailable to any indemnified party for any reason (other than with respect to uncovered losses), each of the Purchaser and the Company agrees to contribute to any losses related to or arising out of the engagement or any transaction or conduct in connection therewith as follows. For losses referred to in subsection (i) of the preceding paragraph, the Purchase Agents, on the one hand, and the Purchaser and the Company, on the other hand, shall contribute in such proportion as is appropriate to reflect the relative benefits received (or anticipated to be received) by each Purchase Agent, on the one hand, and by the Purchaser the Company and their security holders, on the other hand, from the actual or proposed transaction arising in connection with the engagement. For any other losses (other than uncovered losses), and for losses referred to in subsection (i) of the preceding paragraph if the allocation provided by the immediately preceding sentence is unavailable for any reason, the Purchase Agents, on the one hand, and the Purchaser and the Company, on the other hand, shall contribute in such proportion as is appropriate to reflect not only the relative benefits as set forth above, but also the relative fault of the Purchase Agent, on the one hand, and the Purchaser and the Company, on the other hand, in connection with the statements, omissions or other conduct that resulted in such losses, as well as any other relevant equitable considerations. Benefits received (or anticipated to be received) by the Purchaser and their security holders shall be deemed to be equal to the aggregate cash consideration and value of securities or any other property payable, issuable, exchangeable, amendable or transferable in such transaction or proposed transaction, and benefits received by each Purchase Agent shall be deemed to be equal to the compensation paid by the Purchaser to such Purchase Agent in connection with the engagement (exclusive of amounts paid for reimbursement of expenses under this Agreement). Relative fault shall be determined by reference to, among other things, whether any alleged untrue statement or omission or any other alleged conduct relates to information provided by the Purchaser and the Company or other conduct by the Purchaser and the Company (or their employees or other agents), on the one hand, or by each Purchase Agent, on the other hand. The Purchase Agents and the Purchaser and the Company agree that it would not be just and equitable if contribution were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above. Notwithstanding anything to the contrary above (other than with respect to uncovered losses), in no event shall any Purchase Agent be responsible under this paragraph for any amounts in excess of the amount of the compensation actually paid by the Purchaser to such Purchase Agent in connection with the engagement (exclusive of amounts paid for reimbursement of expenses under this Agreement, and amounts paid under this section 5).
Upon receipt by an indemnified person of notice of any suit, action, claim or proceeding brought against such indemnified person in respect of which indemnification may be sought against the Purchaser and the Company hereunder, such indemnified person shall promptly notify the Purchaser and the Company in writing, provided that the failure to so notify the Purchaser and the Company shall not relieve them from any liability that they may have had to the indemnified person. If any such proceeding shall be brought or asserted against an indemnified person and it shall have notified the Purchaser and the Company thereof, the

Purchaser and the Company shall retain counsel reasonably satisfactory to the indemnified person to represent the indemnified person and any others entitled to indemnification (“Other Person Entitled to Indemnification”) pursuant to this section 5 that the Purchaser and the Company may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding as incurred. In any such proceeding, any indemnified person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified person unless (i) the Purchaser, the Company and the indemnified person shall have mutually agreed to the contrary; (ii) the Purchaser and the Company have failed within a reasonable time to retain counsel reasonably satisfactory to the indemnified person; (iii) the indemnified person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Purchaser or the Company and/or any Other Person Entitled to Indemnification; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Purchaser and/or the Company and the indemnified person and representation of both parties by the same counsel would be inappropriate due to actual or potential different interests between them. It is understood and agreed that the Purchaser and the Company shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for each indemnified person, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm for any indemnified person shall be designated in writing by the indemnified person and any such separate firm for the Purchaser and the Company shall be designated in writing by the Purchaser and the Company.
Neither the Purchaser nor the Company will settle any proceeding in respect of which indemnity may be sought hereunder, whether or not any Purchase Agent is an actual or potential party to such proceeding, without the Purchase Agents’ prior written consent unless such settlement (i) includes an unconditional release of the Purchase Agents from all liability in any way related to or arising out of such proceeding and (ii) does not impose any actual or potential liability upon the Purchase Agents and does not contain any factual or legal admission by or with respect to the Purchase Agents or any adverse statement with respect to the character, professionalism, due care, loyalty, expertise or reputation of the Purchase Agents or any action or inaction by the Purchase Agents. For purposes of this section 5, the Purchase Agents shall include the named parties thereto, the respective current and former officers, directors, employees and agents thereof and their respective affiliates, and each other person, if any, controlling them or any of their respective affiliates, and the respective successors and assigns of all of the foregoing persons.
The foregoing provisions are in addition to any rights any indemnified party may have at common law or otherwise and shall be binding on and inure to the benefit of any successors, assigns, and personal representatives of the Purchaser, the Company and each indemnified party. The provisions of this section 5 shall remain in full force and effect notwithstanding (i) any investigation made by or on behalf of any Purchase Agent or (ii) the completion or termination of the engagement.

6.    Expenses. The Purchaser will promptly reimburse you (and the Company agrees to procure that the Purchaser so reimburses), without regard to such consummation, for your reasonable out‑of‑pocket expenses in preparing for and performing your functions as Purchase Agents, including the fees, costs and out‑of‑pocket expenses of your counsel for their representation of you in connection therewith and, in relation to the fees of your counsel, to the extent of estimates of such counsel fees have been previously approved by the Company. All payments due under this section 6 are to be made in U.S. Dollars, free and clear of, and without deduction for, any set-off, claim or applicable taxes (with appropriate gross-up for any taxes deducted or withheld). The Purchaser will pay (and the Company agrees to procure that the Purchaser so pays) such additional amount as will result in the Purchase Agents receiving and retaining (after any deduction or withholding) an amount equal to the payment that would have been due if no such deduction or withholding had been required or made. For this purpose, “taxes” means all forms of taxation, duties (including stamp duty), levies, imposts, charges and withholdings (including any related or incidental penalty, fine, interest or surcharge), whenever created or imposed, and whether required by the law or regulations of the Netherlands, the United States or elsewhere.
7.    Arm’s length transactions. The Purchaser and the Company understands that the Purchase Agents and their affiliates (together, the “Purchase Agent Groups”) are engaged in a wide range of financial services and businesses (including investment management, financing, securities trading, corporate and investment banking and research). Members of the Purchase Agent Groups and businesses within the Purchase Agent Groups generally act independently of each other, both for their own respective accounts and for the accounts of clients. Accordingly, there may be situations where parts of the Purchase Agent Groups and/or their clients either now have or may in the future have interests, or take actions, which may conflict with our interests. For example, the Purchase Agent Groups may, in the ordinary course of business, engage in trading in financial products or undertake other investment businesses for their own account or on behalf of other clients, including, but not limited to, trading in or holding long, short or derivative positions in securities, loans or other financial products of the Purchaser, the Company or other entities connected with the Invitation.
In recognition of the foregoing, each of the Purchaser and the Company agrees that the Purchase Agent Groups are not required to restrict their activities as a result of this engagement, and that the Purchase Agent Groups may undertake any business activity without further consultation with or notification to the Purchaser or the Company. Neither this Agreement, the receipt by the Purchase Agent Groups of confidential information nor any other matter shall give rise to any fiduciary, equitable or contractual duties (including without limitation any duty of trust or confidence) that would prevent or restrict the Purchase Agent Groups from acting on behalf of other customers or for their own account. Furthermore, each of the Purchaser and the Company agrees that neither the Purchase Agent Groups nor any member or business of the Purchase Agent Groups are under a duty to disclose to the Purchaser or the Company or use on behalf of the Purchaser or the Company any information whatsoever about or derived from those activities or to account for any revenue or profits obtained in connection with such activities.

Furthermore, the Purchaser and the Company agree that they are solely responsible for making their own judgments in connection with the Invitation (irrespective of whether any member of or business within the Purchase Agent Groups has advised or is currently advising the Purchaser or the Company on related or other matters).

8.    Miscellaneous. (a) In the event that any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision hereof, which shall remain in full force and effect.
(b)    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original.
(c)    This Agreement shall terminate upon the earlier to occur of (i) the final consummation, expiration, termination or withdrawal of the Invitation and (ii) the date six months from the date hereof, and may be terminated by either the Company or you at any time, with or without cause, effective upon receipt by the other party of written notice to that effect.
(d)    The representations, warranties and indemnifications contained or referenced in this Agreement shall continue in effect after completion of the Invitation and shall be effective even if we withdraw, abandon or terminate the Invitation.
(e)    Each of the Purchaser and the Company irrevocably (i) agrees that any legal suit, action or proceeding against us brought by a Purchase Agent or by any person who controls a Purchase Agent arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any court of the federal courts of the United States located in the City and County of New York or the courts of the State of New York located in the City and County of New York (each, a “New York Court”), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Each of the Purchaser and the Company has appointed Corporation Service Company, New York, New York, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by a Purchase Agent or by any person who controls a Purchase Agent, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointments shall be irrevocable. Each of the Purchaser and the Company further represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agree to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to us shall be deemed, in every respect, effective service of process upon us.
(f)    Each reference in this Agreement to dollars or U.S. dollars is of the essence. To the fullest extent permitted by law, our obligation in respect of any amount due under this Agreement will, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the relevant currency that the party entitled to receive such payment may, in accordance with its normal procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the business day immediately following the day on which such party receives such payment. If the amount in the relevant currency that may be so purchased for any reason falls short of the amount originally due, the Purchaser and the Company will pay such additional amounts, in the relevant currency, as may be necessary to compensate for the shortfall. Any of the Purchaser’s or Company’s obligations not discharged by such payment will, to the fullest extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided herein, will continue in full force and effect.
(g)    THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK. ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM OR PROCEEDING RELATED TO OR ARISING OUT OF THIS ENGAGEMENT OR ANY TRANSACTION OR CONDUCT IN CONNECTION HEREWITH, IS WAIVED.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

QIAGEN EURO FINANCE
(LUXEMBOURG) S.A.

By:	/s/ Thomas Neidert
Name: Thomas Neidert
Title: Managing Director

QIAGEN N.V.

By:	/s/ Thomas Neidert
Name: Thomas Neidert
Title: Authorized Signatory

Accepted and agreed to as
of the date of this Agreement:

BARCLAYS BANK PLC

By:	/s/ Steven R. Helperin
Name: Steven R. Helperin
Title: Managing Director

DEUTSCHE BANK AG, LONDON BRANCH

By:	/s/ Frank Kenely
Name: Frank Kenely
Title: Managing Director

By:	/s/ Saadi Soudaum
Name: Saadi Soudaum
Title: Managing Director

GOLDMAN SACHS INTERNATIONAL

By:	/s/ Celine Assouline
Name: Celine Assouline
Title: Managing Director

J.P. MORGAN SECURITIES PLC

By:	/s/ Alex Large
Name: Alex Large
Title: Managing Director

ANNEX II
[Agreed form Elvinger opinion]

ANNEX III
[Agreed form Mintz Levin opinion]

EXHIBIT A
Draft Invitation to Sell Term Sheet